EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Bank plc together with its subsidiaries (the Group) on a consolidated basis as at 31 December 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2025 £m

Equity
Ordinary shareholders’ equity	36,542
Other equity instruments	5,367
Non-controlling interests	71
Total equity	41,980

Indebtedness
Subordinated liabilities	8,020
Debt securities
Debt securities in issue at amortised cost	52,132
Liabilities designated at fair value through profit or loss	4,243
Total debt securities	56,375
Total indebtedness	64,395

Total capitalisation and indebtedness	106,375
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2025, all indebtedness was unsecured except for £17.6 billion of securitisation notes and covered bonds and £0.7 billion of debt securities issued by the Group’s asset-backed conduits.
On 2 February 2026, the Group redeemed CHF 215 million of debt securities. On 10 February 2026, the Group issued USD 1,000 million of debt securities. On 12 February 2026, the Group issued EUR 750 million of debt securities.
There have been no issuances or redemptions of subordinated liabilities since 31 December 2025.
There have been no issuances or redemptions of other equity instruments since 31 December 2025.
There has been no material change in the information set forth in the table above since 31 December 2025.